DXI Reports Q4 and Fiscal 2017 Results
Consolidated Year-End P+P Petroleum & Natural Gas Reserves of $28.6MM at December 31, 2017

VANCOUVER, BRITISH COLUMBIA, March 14, 2018 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and twelve months ended December 31, 2017.

2017 Key Financial and Operating Highlights are:

1.	Reduced financing expenses by 34% to $1,039,000 from $1,579,000 for the comparative year ended December 31, 2016 as a result of refinancing the Company’s loans from related parties;

2.

Raised gross proceeds of $3,857,000 in equity, of which $2,471,000 is cash, under challenging market conditions, allowing the Company to support the ongoing development of its Drake/Woodrush properties. Of the non-cash portion of equity, $1,078,000 represented the exchange of related party debt for the Company’s shares while $308,000 represented the exchange of other debt amounts held by arm’s length parties for the Company’s shares; and

3.

Executed a “Funding and Participation Agreement” on December 22, 2017 with a private U.S. based investment firm to underwrite approximately 67% of the capital costs of the initial well and 50% of the capital costs of subsequent wells, if any, at the Company’s Woodrush oil exploration program scheduled to commence in the 1st quarter of 2018. The private investment firm will earn a 15% gross overriding royalty on a well-by-well basis.

CORPORATE SUMMARY – THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2017

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2017	2016	Change	2017	2016	Change
Production
Oil and natural gas liquids (bbls/d)	89	106	-16%	82	209	-61%
Natural gas (mcf/d) (2)	832	1,327	-37%	1,145	1,666	-31%
Combined (BOE/d)	228	327	-30%	273	487	-44%

Realized sales prices
Oil and natural gas liquids ($/bbl)	54.72	57.53	-5%	56.21	43.25	30%
Natural gas ($/mcf)	1.82	3.28	-45%	2.71	2.47	10%

Operating expenses
Oil operations ($/bbl)	25.66	21.63	19%	23.12	18.31	26%
Natural gas operations ($/mcf)	5.07	3.21	58%	3.33	2.59	29%

Operating netback
Oil operations ($/bbl) (1)	21.49	27.44	-22%	25.37	17.45	45%
Natural gas operations ($/BOE) (2)	-21.02	-1.77	1088%	-5.25	-2.32	127%

General and administrative expenses ($/BOE)	24.07	10.01	140%	16.78	8.84	90%

Notes:

(1)	Increase for the twelve months ended December 31, 2017 was due to an increase in realized oil prices. This was partially offset by the reduction in oil production at Woodrush.

(2)

Increase for the twelve months ended December 31, 2017 was due to a reduction in natural gas production resulting from the deliberate shut-in of certain Woodrush production in response to historical low Station 2 gas prices. This was partially offset by the increase in realized natural gas prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2017	2016	Change	2017	2016	Change

Revenue	589	954	-38%	2,816	4,808	-41%
Royalties	81	127	-36%	336	735	-54%

Cash flow (1)	-711	-207	243%	-1,777	-1,017	75%
Cash flow per share (basic)	-0.01	-0.00	68%	-0.03	-0.02	19%
Cash flow per share (diluted)	-0.01	-0.00	68%	-0.03	-0.02	19%

Net loss	1,286	2,366	-46%	5,209	5,486	-5%
Basic loss ($/share)	0.01	0.05	-73%	0.08	0.13	-35%
Diluted loss ($/share)	0.01	0.05	-73%	0.08	0.13	-35%

Capital expenditures, net of dispositions	274	53	417%	456	530	-14%

Weighted average shares outstanding
(thousands)
Basic	91,567	44,808	104%	61,682	42,095	47%
Diluted	91,567	44,808	104%	61,682	42,095	47%

Debt, net of working capital				8,167	11,075	-26%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Twelve months ended
	December 31,		December 31,
(CA$ thousands)	2017	2016	2017	2016

Cash flows from (used in) operating activities	(776)	(1,005)	(1,558)	(350)
Change in operating working capital	65	798	(219)	(667)
Cash flow	(711)	(207)	(1,777)	(1,017)

RESERVES

Independent Reserves Evaluation

DXI’s reserves were evaluated by independent evaluators as at December 31, 2017 in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). GLJ Petroleum Consultants (“GLJ”) were retained by the Company to evaluate it Canadian properties and Gustavson Associates (“Gustavson”) were retained by the Company to evaluate its US properties. The reserves evaluation was based on forecast pricing as outlined in the notes to the table below entitled “Forecast Prices in 2017 Reserves Report”. Additional reserves disclosures are included in the Company’s AIF for the year ended December 31, 2017.

Summary of Reserves as at December 31, 2017(1)

				Oil	% of Proved
	Oil	Natural Gas	NGL	Equivalent	Plus Probable
	(MBBL)	(MMCF)	(MBOE)	(MBOE)	Reserves
Proved
Developed Producing	73	1,454	59	376	3%
Developed Non-Producing	-	416	13	83	1%
Undeveloped	-	37,505	1,749	7,998	60%
Total Proved	73	39,375	1,821	8,457	64%
Total Probable	50	22,424	1,029	4,816	36%
Total Proved and Probable	123	61,799	2,850	13,273	100%

Note 1:      Reserves means DXI’s working interest reserves before deduction of royalties and without including any royalty interests.

Summary of Net Present Values, Before Tax

		Discounted at
(CA$ thousands)	0%	5%	10%	15%	20%
Proved
Developed Producing	3,967	2,764	2,244	1,940	1,732
Developed Non-Producing	780	409	272	205	164
Undeveloped	93,123	36,526	15,009	4,326	(1,974)
Total Proved	97,870	39,699	17,525	6,471	(78)
Total Probable	63,368	24,740	11,098	4,879	1,574
Total Proved and Probable	161,238	64,439	28,623	11,350	1,496

Future Development Costs

(CA$ thousands)	Proved Reserves	Proved plus Probable Reserves
2018	28,415	28,415
2019	19,994	19,994
2020	3,671	20,393
2021	-	14,977
Total Undiscounted	52,080	83,779

Forecast Prices in 2017 Reserves Report

The following table summarizes the first five years of the forecast prices used by GLJ and Gustavson in preparing DXI Energy’s estimated reserve volumes and net present values of future net revenues in the 2017 reserves report.

		GLJ			Gustavson
		NGL	Crude oil	Natural gas	NGL	Condensate
	Natural gas	(Edmonton	(Edmonton	(NYMEX	(Williams Fork	(NYMEX
	(AECO)	Pentanes Plus)	Par)	Henry Hub)	Wellhead)	WTI)
Year	Cdn$ / mmbtu	Cdn$ / bbl	Cdn$ / bbl	US$ / mmbtu	US$ / bbl	US$ / bbl
2018	2.20	76.42	70.25	2.85	33.51	59.00
2019	2.54	74.68	70.25	3.00	35.28	59.00
2020	2.88	74.38	70.31	3.25	38.21	60.00
2021	3.24	77.16	72.84	3.50	41.15	63.00
2022	3.47	79.88	75.61	3.70	43.51	66.00
2023+			See AIF for additional details

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com